Exhibit 99.2

Hi everyone,

My name is Yulia, and I work as a specialist on the Masterworks art acquisitions team.

Our latest offering, “Stranger #55,” is a dynamic example of Glenn Ligon’s “Stranger in the Village” series, which is comprised of approximately 200 paintings, drawings and prints and is considered to be one of Ligon’s most significant and commercial bodies of work.

Ligon is an important contemporary artist, known for his text-based paintings, which have been the subject of several institutional exhibitions, including a 2011 mid-career retrospective organized by the Whitney Museum of American Art. Works by the artist are held in the permanent collections of several international museums, including the Tate Modern in London, the Pompidou Centre in Paris and the Whitney Museum in New York. International recognition of the artist has been reflected in his commercial success, especially within his “Stranger in the Village” series, which accounts for 7 of the artist’s top 10 auction records.

To find potential investment opportunities from the artist, our acquisitions team is actively sourcing works across the private market and has been offered over 25 examples from around the world with top asking prices of about $2 million. Of these works, this is the first one we have selected to be offered on the Masterworks platform, which is being offered at just over $1.7 million.

As of March 26, 2022, the artist’s top auction records are led by “Untitled (I Was Somebody)” dated 1990, which sold for $3.9 million at Sotheby’s, New York on November 11, 2014 and “Stranger #37” dated 2008, which sold for $3.4 million at Sotheby’s, New York on December 8, 2020 and previously sold for $2.9 million at Christie’s, New York on November 10, 2015.

Similar works to our offering, defined as black monochromatic “Stranger” paintings on canvas or panel, that measure 55 inches by 55 inches to 100 inches by 100 inches, have increased at an estimated 12.0% annualized appreciation rate as estimated from selected sales occurring from November 10, 2010 to May 10, 2022.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

Investing involves risk, including loss of principal, and past price performance is not indicative of future results. Diversification and asset allocation do not ensure profit or guarantee against loss. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures at masterworks dot io slash cd.